JONES DAY
NORTH POINT  •  901 LAKESIDE AVENUE  •  CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939  •  FACSIMILE: 216-579-0212
Direct Number: (216) 586-7017
tcdaniels@jonesday.com
January 31, 2006
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Kevin Kuhar Staff Accountant

Re:	NMHG Holding Co.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 15, 2005
Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
June 30, 2005 and September 30, 2005
File No. 333-89248

Dear Mr. Kuhar:
     Reference is made to the telephone conversation on January 17, 2006 between the Securities and Exchange Commission (the “SEC”) and NMHG Holding Co. (“NMHG” or the “Company”), which clarified the Staff’s questions relating to the Company’s response letter, dated December 20, 2005, concerning the Company’s above-referenced periodic reports. In the conversation, the Staff requested that the Company respond to certain questions. The following responses are provided, on behalf of the Company, to the Staff’s additional questions.
1.	Comment: Please describe the process for calculating and allocating the NACCO management fee to NMHG before and during 2003, in 2004 and in 2005.

Response: In the Company’s November 8, 2005 letter to the SEC, the Company described three general categories of expenses incurred by its parent company, NACCO Industries, Inc. (“NACCO”), on behalf of its subsidiaries: direct business expenses, centralized services and stewardship activities. Direct business expenses are those expenses incurred by NACCO for the benefit of its subsidiaries, which are directly billed by NACCO to the appropriate subsidiary and accordingly are not included in the NACCO management fees. The NACCO management fees are made up of the remaining two categories of expenses: centralized services, which are primarily internal audit
ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON
IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK • MILAN • MOSCOW • MUNICH • NEW DELHI • NEW YORK • PARIS
PITTSBURGH • SAN DIEGO • SAN FRANCISCO • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

JONES DAY
Securities and Exchange Commission
January 31, 2006

services, and stewardship activities, which principally consist of expenses related to parent company oversight. The principal components of those two categories of expenses are NACCO parent company payroll, building costs and professional fees.

The annual NACCO management fees are NACCO’s best estimate of parent company resources expected to be devoted to providing centralized services and stewardship activities and are allocated among the subsidiaries based upon the relative size and complexity of each subsidiary. The methodology for this allocation has remained consistent in the periods reported and NACCO expects to apply this allocation methodology consistently in the future. The Company believes that the current allocation method is reasonable.

For 2004, however, NACCO did not charge a portion of the calculated management fees to the Company in order to support the Company’s significant investment in new product development. This election not to charge a portion of the management fees was disclosed in Note 16 of the Company’s consolidated financial statements and within the discussion of results of operations and related party transactions in the MD&A sections of the Company’s Form 10-K for the year ended December 31, 2004.

Following the Company’s discussion with the Staff on January 17th, however, the Company now understands that the Staff is seeking clarification of the methodology for the allocation of the management fees to determine whether such methodology is consistent with SAB Topic 1.B. and other applicable guidance. If the NACCO management fees had been charged during 2004, the Company would have recorded an additional $6.8 million of selling, general and administrative expenses.

In order to address the Staff’s concerns, the Company plans to modify its 2004 presentation of results in its Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K”), which it expects to file during the week of February 27, 2006. The revised presentation for 2004 will reflect higher selling, general and administrative expenses of $6.8 million and lower net income of $4.4 million, after a tax benefit of $2.4 million. In addition, the Company will separately disclose the NACCO management fees on the face of the statement of operations for all years presented.

JONES DAY
Securities and Exchange Commission
January 31, 2006

The Company will also disclose the methodology for the allocation of the NACCO management fees and will assert that the allocation method is reasonable in the footnotes of the 2005 Form 10-K as follows:
“NACCO charges management fees to its operating subsidiaries for services provided by the corporate headquarters. During 2005, 2004 and 2003, the NACCO management fees were based upon estimated parent company resources devoted to providing centralized services and stewardship activities and were allocated among all NACCO subsidiaries based upon the relative size and complexity of each subsidiary. The Company believes that the allocation method is reasonable. NACCO charged management fees to the Company of $x.x million, $9.1 million and $8.1 million in 2005, 2004 and 2003, respectively.”
2.	Comment: In your letter dated December 20, 2005, you state that “The NACCO management fees consist primarily of amounts allocated to each of its subsidiaries for expenses to meet NACCO’s public company requirements and expenses for stewardship activities . .. .” Please confirm that internal audit costs are included as part of NACCO’s public company requirements and included in the allocation of that portion of the management fee.

Response: We confirm that internal audit costs are included as part of NACCO’s public company requirements and are allocated as part of the management fees as described in our response to Question 1 above.
3.	Comment: Ernst &Young’s national office should review the NACCO management fee allocation and state whether they concur with NMHG’s approach.

Response: Ernst & Young’s national office has reviewed the NACCO management fee calculation and allocation methodology and has authorized us to advise the SEC that they agree with the Company’s allocation methodology and the proposal described above that the Company’s future public financial statements reflect the revised 2004 results and additional disclosures.

JONES DAY
Securities and Exchange Commission
January 31, 2006

     Please advise us if you would like to further discuss this matter by contacting the undersigned at (216) 586-7017. Thank you for your attention to this matter.
Very truly yours,
/s/ Thomas C. Daniels
Thomas C. Daniels
cc:	Angela Crane Michael K. Smith Carolyn M. Vogt, Esq.